March 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary Beth Breslin, Legal Branch Chief
Suzanne Hayes, Assistant Director Ada D. Sarmento, Staff Attorney

Re:	Arcus Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-223086)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 5, 2018 and the date hereof, approximately 3,375 copies of the Preliminary Prospectus dated March 5, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, March 14, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

LEERINK PARTNERS LLC

As representatives of the Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Bradley Wolff
Name: Bradley Wolff
Title: Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Gabriel Gelman
Name: Gabriel Gelman
Title: Managing Director

By:	Leerink Partners LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director